UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
(X) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Moore, James P.
   c/o State of the Art, Inc.
   56 West Technology Drive
   Irvine, California  92618-2301
   United States
2. Issuer Name and Ticker or Trading Symbol
   State of the Art, Inc., a California corporation
   SOTA
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 31, 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President of Customer Support
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common stock, no par value |03/02/|U   | |143               |D  |22.0000    |0                  |      |                           |
                           |98    |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Option:  right to purc|12.000  |03/30|J   | |23,151     |D  |(1)  |04/08|Common stock|1      |0      |11,849      |D  |            |
hase                  |        |/98  |    | |           |   |     |/01  |            |       |       |            |   |            |
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Option:  right to purc|12.375  |03/30|J   | |3,203      |D  |02/25|02/24|Common stock|1      |0      |3,047       |D  |            |
hase                  |        |/98  |    | |           |   |/98  |/02  |            |       |       |            |   |            |
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Option:  right to purc|12.375  |03/30|J   | |3,203      |D  |02/25|02/24|Common stock|1      |0      |3,047       |D  |            |
hase                  |        |/98  |    | |           |   |/99  |/02  |            |       |       |            |   |            |
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Option:  right to purc|12.375  |03/30|J   | |3,203      |D  |02/25|02/24|Common stock|1      |0      |3,047       |D  |            |
hase                  |        |/98  |    | |           |   |/00  |/02  |            |       |       |            |   |            |
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Option:  right to purc|12.375  |03/30|J   | |3,203      |D  |02/25|02/24|Common stock|1      |0      |3,047       |D  |            |
hase                  |        |/98  |    | |           |   |/01  |/02  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
J: Cancellation and cashout of options pursuant to the acquisition of the issuer by the Sage Group plc. The reporting person received a cash payment, for each option, equal to the difference between Sage's tender offer price of $22.00 per share and the option exercise price.
(1) These options vest at the rate of 1/48 (approximately 729) per month, beginning 9 October 1996.
SIGNATURE OF REPORTING PERSON
James P. Moore
DATE
7 April 1998